Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
Starent do Brasil Ltda.	Brazil
Starent International, Corp.	Delaware
Starent Networks Beijing Co., Ltd.	China
Starent Networks Canada Limited	Canada
Starent Networks (India) Pvt. Ltd.	India
Starent Networks India Sales and Services Private Limited	India
Starent Networks Japan, K.K.	Japan
Starent Networks Korea	Korea
Starent Networks Securities Corp.	Massachusetts
Starent Networks Spain, S.L.	Spain
Starent Networks (UK) Ltd.	United Kingdom